Exhibit 99.2

ACRODYNE COMMUNICATIONS, INC.
10706 Beaver Dam Road
Cockeysville, Maryland 21030

January 8, 2003

Mr. David B. Amy
Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Cockeysville, Maryland 21030

Dear Mr. Amy:

        Reference is hereby made to that certain Subscription Agreement, by and between Sinclair Broadcast Group, Inc. (“SBG”) and Acrodyne Communications, Inc. (the “Company”), effective as of January 1, 2003 (the “Subscription Agreement”). The capitalized terms used herein, but not otherwise defined herein, shall have the meanings assigned to such terms under the Subscription Agreement. This Letter Agreement is intended to be, and shall be, legally binding upon the parties hereto.

        The purposes of this Letter Agreement is to supplement certain provisions of the Subscription Agreement and to set forth certain understandings with respect thereto, and shall be considered as part of the Subscription Agreement.

        1.    Exclusion to the Forgiveness of Certain Lease Payments.    Section 1(a) of the Subscription Agreement provides that the Company, as of the effective date thereof, owes to SBG certain lease payments for the months of October 2002, November 2002, and December 2002, in the aggregate amount of One Hundred Nineteen Thousand Two Hundred Thirty Three Dollars ($119,233.00) (the “Aggregate Outstanding Lease Amounts”). SBG hereby grants to the Company an extension of time to pay the Aggregate Outstanding Lease Amounts until January 31, 2003 (the “Due Date”). In the event the Company has not paid the Aggregate Outstanding Lease Amounts in full by the Due Date, any portion still outstanding shall be due and payable upon demand by SBG and shall accrue interest at the rate of seven and one-half percent (7.5%) per annum. SBG, at all times beginning as of the date of this Letter Agreement, shall have the right to offset any of the unpaid Aggregate Outstanding Lease Amounts against any purchase SBG makes from the Company for transmitters or otherwise.

        Except as supplemented hereby, this Subscription Agreement and each of the Schedules, Exhibits, and Certificates or other documents thereof delivered in connection therewith are affirmed and restated.

        If the foregoing accurately reflects your understanding and constitutes an agreement, please sign below, evidencing your acceptance and agreement with the foregoing, and return one copy of this Letter Agreement to the undersigned. This Letter Agreement may be signed in counterparts, all of which taken together shall constitute an instrument, and any of the parties hereto may execute this Letter Agreement by signing any such counterpart.

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Very truly yours,

ACRODYNE COMMUNICATIONS, INC.

By:	/s/ John F. Strzelecki
Name: John F. Strzelecki
Title: Executive Vice President

        The terms of the foregoing Letter Agreement are agreed to and accepted as of the date of this Letter Agreement:

SINCLAIR BROADCAST GROUP, INC.

By:	/s/ David B. Amy
Name: David B. Amy
Title: Secretary